 Arent Fox LLP / Washington, DC / New York, NY / Los Angeles, CA

July 9, 2012 VIA EDGAR	Deborah S. Froling Attorney 202.857.6075 DIRECT 202.857.6395 FAX froling.deborah@arentfox.com

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	ICON Oil & Gas Fund Amendment No. 3 to Registration Statement on Form S-1, filed June 13, 2012 SEC File No. 333-177051

Dear Mr. Schwall:

On behalf of our client, ICON Oil & Gas Fund (the “Registrant”), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) set forth in your letter, dated July 6, 2012, with respect to the Registrant’s above-referenced Amendment No. 3 to the Registration Statement on Form S-1 filed with the Commission on June 13, 2012 (the “Registration Statement”). The Staff’s comment is set forth below in bold, followed by the Registrant’s response.

1.	Please provide us supplementally with confirmation that none of the results of each Project expansion differed materially from the overall results of the Project, as presented on page 63 of the preliminary prospectus.

Response: The Registrant hereby confirms that with respect to each Project listed in the Prior Project Performance table on page 63 of the preliminary prospectus, the results of each expansion of such Project did not differ materially, on a proportionate basis, from the overall results of such Project.

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Mr. H. Roger Schwall July 9, 2012 Page 2

If you have any questions, please feel free to call me at (202) 857-6075 or Joel S. Kress, Senior Managing Director, of ICON Oil & Gas GP, LLC at (212) 418-4711.

Sincerely,

/s/ Deborah Schwager Froling Deborah Schwager Froling

Enclosures

cc:	Joel S. Kress, ICON Oil & Gas GP, LLC